

JOIN THE EPEC - JAMES F.C. HYDE SORGHO WHISKEY COMMUNITY

Raised $351,924 from 436 investors

☰   **Snapshot**   Quotes   Story   Team   Investors   Interview   Q&A

Pioneering a gluten-free, 100% American-grown sorghum "whiskey like no other"

Sorghum is the primary ingredient of history's oldest and most popular spirit, Chinese Baijiu, and now we're using it to make a brand new type of American whiskey the world has never tasted. James F.C. Hyde Sorgho® Whiskey's unique combination of flavor and aroma notes delight the palate, whether neat, on the rocks, in classic cocktails like a Manhattan or to inspire new world class cocktails. But don't just take our word for it–The Whiskey Wash gave us a 5/5 rating, a best in category.


Steve Vanechanos
Executive Chairman of the Board
Board member of the Sweet Sorghum Association; Previously CEO of DynamicWeb, sold @ $50mm valuation


The Epec Story
▶
A new Whiskey like no other.

Why you may want to invest

1. Over $2.5 million invested from over 1,000 investors in nearly a decade to get to this point in our development.

2. Distribution in 10 U.S. state including the 4 largest US spirits markets of CA, TX, FL and NY.

3. Case volume of James FC Hyde Sorgho Whiskey nearly tripled in 2018 vs 2017. Q4 2018 case volume exceeded ALL of 2017.

4. Two year term of 6% Convertible Note offers investors 6% capital appreciation of invested capital per year for two years, and two years of risk mitigating conversion price protection.

5. "Best in category" and 5/5 rating from The Whiskey Wash

6. Partnerships with America's sorghum growers. including National Sorghum Producers and United Sorghum Checkoff Program

7. Major investment in Delta BioRenewables, resulted in a royalty free technology license granting access to all sorghum planting, harvesting and processing technology developed by DBR over the last decade of its operation. When paired with our Sorgho Whiskey trademark affords us proprietary, defensible competitive advantages.

8. Made TV debut with "free" airtime on KSNV segment on "Great Whiskey Cocktails".

Our Ambition

To pioneer a new category of American whiskey that rivals bourbon and rye. We believe sorghum will revolutionize the liquor industry, and we plan to lead the charge. Our team is led by a world renowned mixologist and business executives who have built multi-million dollar businesses. Sorgho Whiskey is already distributing in 10 states, including the 4 largest US spirits markets of CA, TX, FL and NY, and we're planning to launch in 3 more major states this year.

📄 Barrons feature.pdf
🖼 Promotional flyer.jpg
📄 THE_CHINESE_SUGAR_CANE.pdf

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Why I Like Epec - James F.C. Hyde Sorgho Whiskey

I am a proud investor in Sorgho Whiskey for several reasons.

First, it's a remarkable whiskey with an uncanny smoothness accompanied by a very appealing set of flavor and aroma notes.

Second, the sheer size of the opportunity. It boggles my mind, with the excellent quality of this sorghum whiskey, and with Chinese Baijiu being the world's oldest and most popular spirit made primarily from sorghum, that nobody thought to make an American sorghum whiskey before now. The sky's the limit for James F.C. Hyde Sorgho Whiskey's potential.

Third, the American whiskey market is hot, especially in the premium and super premium segments, both in the U.S. and abroad.

Fourth, the company did a great job... READ MORE



Dr. Mike Piegari
INVESTOR IN SORGHO WHISKEY AND PRACTICING GYNECOLOGIST

The keys to our success have been a commitment to progress, and dedication to creating the cutting-edge of cocktails. It is with this in mind that we are beyond excited to provide our "stage" for the introduction of the revolutionary James F.C. Hyde Sorgho Whiskey.

Sean Muldoon
Co-founder of The Dead Rabbit, named "World's Best Bar" by the Tales of Cocktail Spirit Awards

I imagine that you receive a lot of positive feedback; because, from the comments I heard, it was clear that everyone thought the James F.C. Hyde Sorgho Spirit was the best whiskey they had ever tasted!

Kimberly Unger
CEO of The Security Traders Association of New York, Inc., who invited Epec Holdings, Inc. to supply STANY's First Wall Street Bootleggers' Tasting



VIEW ALL PRESS & QUOTES

A New Category of Whiskey—100% American-Grown Sorghum

We've created an exceptionally smooth and rare whiskey from the gluten-free and environmentally friendly sorghum plant, one of the world's finest natural sweeteners.

Sorghum, or sorgho, has been the primary ingredient of the oldest spirit in history, Chinese baijiu, for over 5,000 years. Today, Chinese baijiu is by far the most popular alcohol in the world, with 1.1 billion cases sold in 2016.



The American Market for Sorghum Spirits is Untapped

And we are proud to say we're one of the first sorghum whiskeys on the shelf.

In early 2016, James F.C. Hyde Sorgho Whiskey was officially approved a "whiskey," and we are already propelling sorghum whiskey to become a rival of bourbon and rye.



Our customers LOVE the taste of James F.C. Hyde Sorgho Whiskey

"Smooth, versatile and delicious! I've recommended James F.C. Hyde to many of my friends who swear they don't like whiskey, and they find they LOVE this whiskey.
- Geri Miller (5-Star Facebook Review)

"I was a Jameson Irish Whiskey drinker until I tried James F.C. Hyde. It goes with everything, especially a good cigar. I would highly recommend this unique spirit."
- Randy McAdam (5-Star Facebook Review)

The Whiskey Market is Booming

The time has never been more ripe for a revolutionary new whiskey to enter the arena.

The global spirits market is worth $100+ billion and is growing at 4.5% annually. American whiskey (Bourbon, Tennessee, and Rye) was up 7.7% in revenue in 2016. As a sorghum spirit, we also plan to tap into the $80 billion market of Chinese baijiu.



48 Million Cases Sold in 2016

■ 9-Liter Cases of North American Whiskey Sold (Millions)

9,999,935	**$2 billion**	**3%**
Cases of super premium whiskey sold per year	Addressable Market	super premiums market annual growth

We're making rapid and continuous progress in the market

We've secured distribution in ten states, including the 4 largest U.S. spirits markets (California, Texas, Florida and New York). Our sales are exploding with Sorgho Whiskey volume nearly tripling in 2018 vs 2017.

2/5	**37,937**
rating from The Whiskey Wash (Best in Category)	Facebook Likes

What's next for Sorgho Whiskey?

We're planning to add at least 3 additional states in 2019





Marketing Strategy

We are using technology neglected by traditional whiskeys, such as social media and crowdfunding, to rapidly build up a community of brand ambassadors. Our board member, Brian Van Flandern, named America's Top Mixologist by Food Network, will also actively promote our product by building relationships with the nation's most prominent writers, restaurants, bars, and mixologists.

Use of Funds

Having acquired the distiller of our Sorgho Whiskey - Jersey Artisan Distilling - we're now turning our focus and resources to build up our barrel aging inventory and to further develop the James FC Hyde Sorgho Whiskey brand.

READ MORE OF THE STORY

Meet the Founders

Sorgho Whiskey's founding team doesn't look like the typical liquor company team, but that's our advantage. We are public company and wall street professionals with extensive experience in managing supply chains and attracting investors. With our expertise in internet technology and digital marketing, we are uniquely qualified to build a brand and community that surpasses those of traditional whiskeys, who have failed to adopt the Internet as a growth tool. We expect our investors to join us as brand ambassadors who will use their unique talents to help us disrupt the whiskey industry!



Steve Vanechanos
Executive Chairman of the Board
Board member of the Sweet Sorghum Association; Previously CEO of DynamicWeb, sold @ $50mm valuation



Brian Van Flandern
Board of Directors - Strategic Industry Relations
World renowned Michelin 3-Star mixologist and cocktail book author. Named America's Top Mixologist by the Food Network. Featured in dozens of publications and TV shows, and sold 100,000 book copies.



James Hyde
Vice Chairman of the Board
Former Vice Chairman of the American Stock Exchange. Proud St. Johns graduate.



Ron Miller
Co-Vice Chairman
Early ethanol pioneer as President/CEO of Fortune 1000 Aventine Renewable Energy. Founding member/chairman of the Renewable Fuels Association. Named "Entrepreneur of the Year" by Ernst and Young.



Glenn Pohs

AND THE REST OF THE TEAM











Jim Salzano
Publicity Director

Steven Heller
Corporate Secretary

Jeff Griffith
Creative Director

Steven Relis
Chief Financial Officer

Raised $2,654,349 From 436+ Investors

FUNDING HISTORY



Barnaby Zelman

Former career in international trade and specialty chemical exporting and licensing worldwide. Pilot, investor, collector, and family man.



Craig Vom Lehn

MBA, BS in Accounting, expert in Strategy and Financial Planning/Analysis. Family man and dividend investor in Gilbert, AZ



Matthew T Sorensen

Investor. Long emerging markets, real estate,



Steven Gregorich

Retired military, truck driver



Heather Snepenger

I'm a small time investor that would love the opportunity to contribute and make a difference.



Steve R Hyzny

Cybersecurity Professor, some small rehabbing, and looking for the investments that make me rich

MORE INVESTORS

Interview

WF: What is James FC Hyde Sorgho Whiskey? ˅

+ EXPAND ALL

E-: It's the most unique and innovative American whiskey – since the Civil War, a whiskey like no other - made from American grown, gluten free sorghum.

Armed with trademark protection for Sorgho Whiskey, our ambition is to catapult Sorgho Whiskey success into new whiskey category status, placing it on equal footing with bourbon whiskey, scotch whiskey, rye whiskey, etc.

In that context, our James FC Hyde branded Sorgho Whiskey is the tip of the spear. The original brand launching Sorgho into the mainstream of the American whiskey market.

WF: What is sorghum? ˅

WF: How big an opportunity is Sorgho Whiskey? ˅

WF: How did the company get started? ˅

WF: What's been happening these last 18 months since your last Wefunder campaign? ˅

WF: How have sales been? ˅

WF: Can you share your thoughts on the Valuation Cap of your offering? ˅

WF: What is your marketing strategy going forward? ˅

WF: Your experience is not what one would expect from a disruptive spirit entrepreneur? ˅

WF: What potential challenges worry you the most? ˅

VIEW ALL QUESTIONS



Ask a Question



Type your question here...

ASK QUESTION

Chris Cole

Mar 4 ˅

Just wanted to check and see if your company will offer Carta or shares or any kind of note to it's first time early investors at some point

ANSWER   IGNORE

Eric N Ford   Mar 12 ⌄

I'm curious. I swear I invested a 2nd time for $500 dollars middle-to-late last year but Wefunder only has me listed for $150. Perhaps my transaction didn't go through? Btw, I did receive 2 nice baseball caps, 1 beige and 1 black. I thought that was just for investors over $500 dollars. Thank you. Eric

ANSWER   IGNORE

Justin Davis   `INVESTOR`   Mar 6 2018 ⌄

Hey, Steve! Lots of great updates coming out! Just circling back to see if you heard anything from Wefunder about the 365 day maturity period start date…? Thanks - Justin

ANSWER   IGNORE

Craig Vom Lehn   Nov 22 2017 ⌄

When do you expect to send out your next update?

ANSWER   IGNORE

Alan Jacobson   Jul 14 2017 ⌄

Hi, I appreciate your answer to the previous question about runway and your incredible transparency with the questions above but I have a follow-up: What has to happen for you to be successful? Your burn rate is quite low which suggests that as you succeed it will go up, and at the same time there will likely be a lag in cash flow to cover expenses. What does your growth have to be over the next year so that you can not only sustain the business but actually ensure that you can invest in growth (assuming that you raise the low end of your goal here)? Put differently, how will your investment in increasing the number of outlets have to translate to number of cases sold? Unrelated: I don't know your industry well - would anything prevent a large pocketed player from copying your recipe if they saw you succeeding? Thanks! Alan

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board   `FOUNDER`   Jul 18 2017 ⌄

Thanks for the questions Alan. In our formal filing we disclosed a use of proceeds for $100K raise. I refer you to that for an explanation how we will proceed should that be our circumstance when this offering closes.

As far as our competitive position should we succeed, I refer you to the question on this offering page, "How big an opportunity is Sorgho Whiskey?" and specifically:

"3) We've been granted trademark protection for "Sorgho Whiskey" and our ambition is to elevate it to new American whiskey category akin to bourbon or rye;

4) We've made substantial investment in a our Sorgho Whiskey supply chain, securing a strategic choke hold on the critical sorghum technology necessary to scale Sorgho Whiskey production to several hundred thousand cases per year;"

I would encourage you to read the entire response to "How big an opportunity is Sorgho Whiskey?"

Alan KESLER   Jul 21 2017 ⌄

where can i get this in Brooklyn,ny?

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board   `FOUNDER`   Jul 28 2017 ⌄

Closest location might be Blue Streak in Long Island City.

http://www.bluestreakwine.com/james-hyde-original-sorgho-whiskey-750-ml.html

Xavier Wilkins   Mar 19 ⌄

Investors who invest on startengine,will there investment combine with there investment on Wefunder when the note convert into equity

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board   `FOUNDER`   Mar 19 ⌄

Yes. Upon maturity the notes all convert into the same form of common stock class B.

Jody Dougherty   `INVESTOR`   Mar 12 ⌄

I am 67 years old. I'm wondering what my limitations will be investing since this is a 401(k).

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board   `FOUNDER`   Mar 13 ⌄

To use IRA / 401k funds in our offering on Wefunder, you need to be able to open and fund an IRA account at Alto IRA. If you can move funds from your 401K to an Alto IRA, you can use them. If you can fund a new IRA (either for tax year 2018 or 2019), at Alto IRA - you can invest that money through Wefunder in our offering.

Hope that helps.

Leslie Churchill   Mar 1 ⌄

When is this round closing?

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Mar 1 ⌄

Hi Leslie. Thanks for asking. It will run at least till April 1, and no later than April 30th.

There is however an Early Bird Discount available to the first $100,000 invested. See offering details for description of Early Bird Discount.

Nick Melber   Jan 24 ⌄

So Steve, in relation to Mr. French's question, if I am understanding this correctly are the notes similar to a dividend being re-invested into a stock in that it is converted into more shares?

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Jan 24 ⌄

That's more or less correct Nick.

I need to be more precise with my choice of words which most be taken from the actual Note.

The 3% interest rate accrues to principal, so for every $100 invested, an additional $3.00 in accrued interest is added upon maturity but before conversion. So the original $100 becomes $103 and then $103 is converted using the conversion formula.

Does that help.

Thanks for your support

John French   Jan 24 ⌄

Can you please provide an update on the previous convertible note executed on NOV 22, 2017, that is now 2 months overdue?

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Jan 24 ⌄

You asked a great question, John.

First I want to apologize for our tardiness on reporting the status of the Convertible Notes sold through Wefunder, But rest assured as stated in paragraph #4 (see below) of the Note, your principle plus 3% interest was AUTOMATICALLY converted to CF Shadow Series Common Stock ("CFSSCS") on the maturity date of your note (365 days after its "Date of Issuance"):

"4. At any time after the Maturity Date... the outstanding principal amount under this Note and unpaid accrued interest... shall AUTOMATICALLY be converted into the number of fully paid and non-assessable shares of CF Shadow Series Common Stock determined in accordance with the following formula, rounded down to the nearest whole share:

Outstanding Principal Amount and unpaid accrued interest of the Note / PCS"

where "PCS" equals the Valuation Cap Price. The Valuation Cap Price is $3.6 million / 96,973,373 or approx $.037124.

To determine the exact number of CFSSCS shares you received upon conversion on the anniversary date of your Issuance, multiply your investment amount by 1.03 and divide the result by $3.6 million / 96,973,373. Example:

Investment amount = $900

Issuance Date = Nov 22, 2017

CFSSCS shares issued on Nov 22, 2018 =

$900 * 1.03 = $927 (principle plus accrued interest)

$927 / ($3,600,000 / 96,973,373) = 24,970 shares (rounded down to nearest whole).

While no excuse, but perhaps a rational for why we were tardy, all of us participants in Reg CF crowd funding are pioneers. We've been unable to locate any financial services institutions that can manage issuances and conversions for a LARGE NUMBER of SMALL DOLLAR investors at a practical cost. As such, to save investors cash, we have decided to manage this internally for now. We are building the necessary systems to do so.

Thanks for your support, and we ask for your patience as we develop the systems and internal skills to effectively manage our investors issuances and conversions.

Craig Vom Lehn   edited Jan 23 ⌄

So excited for the next chapter in Epec Holdings history!

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Jan 24 ⌄

Thanks Craig.

While admittedly in a highly competitive industry, we think we've got the right product at the right time which is creating some exciting opportunities for us.

Appreciate your continued support.

Viral Trivedi   Nov 27 ⌄

Hi Steve. The maturity date of this note has passed and a conversion event should have been triggered. Can you please update us on how that is being handled and by when we can expect the documentation?

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Nov 28 ⌄

My apology. We're working on it. No one seems to have throw the switch infrastructure available yet to carry out the mechanics. Rest assured, your note converted on maturity date - even if we haven't memorialized it yet with with administrative or mechanical stroke - and all rights and powers that went with it are now at your disposal.

Robert Hyde   Jun 12 ⌄

can the whisky be purchased retail in New Jersey ?

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Jun 12 ⌄

Sure Robert. From over 150 locations. See map below.

https://drive.google.com/open? id=1O0pT7Kg2wpsHX1PFAa8185ftdEi3wQVB&usp=sharing

Angela Orbanus   Feb 10 2018 ⌄

How do I Invest?

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Feb 10 2018 ⌄

Hi Angela. That's an easy one. Go here.

https://www.startengine.com/epec-holdings-inc

Justin Davis `INVESTOR`   Jan 23 2018 ⌄

Quick technical question - The "Maturity Date" in my documentation is defined as 365 days from the Date of Issuance. However, at the top, the Date of Issuance is blank. Should I instead be counting 365 days from the date at the bottom near the signatures saying the agreement was executed on November 22, 2017? Just curious if the 365 day maturity period has started yet... Looks like lots of great updates coming out! Wish you all continued success! :-)

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Jan 23 2018 ⌄

Great question Justin. Let me check with Wefunder and get back to you.

Zachary Marcotte   Jan 21 2018 ⌄

Will you be supplying any documentation for investors for their taxes?

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Jan 21 2018 ⌄

Good question. What are you expecting? 1099 for interest income. I'll check with our accountants, but since you have no option to receive it in cash, only accrued to principle, we're treating it as a non taxable event. Do you have other thoughts on the matter?

Craig Vom Lehn   Jan 10 2018 ⌄

Do you intend to pay dividends?

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Jan 10 2018 ⌄

Like most growth companies Craig, we have an internal appetite for additional capital. Paying dividends to shareholders is not the most efficient use of OUR capital.

Some quick research indicates cash flow monster Facebook has yet to declare a dividend. Same was true of Intel, Microsoft, and Cisco. It wasn't until later in life when their growth rates slowed, that they had an overabundance of capital (more than they knew what to do with internally), that they decided to pay dividends.

Matthew C Devall   Nov 9 2017 ⌄

Why am I being asked to resign my contracts in order to complete my investment? It's been at least a month, probably more like 2 or 3 since I thought I completed this action.

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Nov 9 2017 ⌄
My apology for any inconvenience Matthew. The request to resign your contracts is a wefunder administrative action. It has nothing to do with us, Epec - James FC Hyde Sorgho Whiskey. I'll look into it and report back what I can find out.

In the meantime, we appreciate your support, apologize again for any inconvenience, and ask that you please cooperate with wefunder's administrative requests to complete your investment.

Marc Geller   Oct 23 2017 ⌄

How can I invest in this company?

ANSWER   IGNORE

 **Steve Vanechanos** Executive Chairman of the Board `FOUNDER`   Oct 23 2017 ⌄
Check your Facebook Messenger

[MORE QUESTIONS]

